# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ABERDEEN GOVERNMENT MARKETS INCOME FUND, CIK 0000811922
CUSIP: 552939100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1900 MARKET STREET, SUITE 200, 1900 MARKET STREET, SUITE 200, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 09/29/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000769317-18-000028
Filed by CIK 0000769317

## Reporting persons
- SIT INVESTMENT ASSOCIATES INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); shared voting power 12,145,653; shared dispositive power 12,145,653; aggregate amount beneficially owned 12,145,653 (37.3% of the class)
  Comment: The Reporting Persons initially filed a Schedule 13G with respect to securities of the Issuer on 2/1/2018, and filed amendments thereto. Subsequently, the Reporting Persons' investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on 2/24/2026, and filed amendments thereto in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
  
  As of 9/29/2026 the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are transitioning back to a Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act, and this Amendment No. 10 will serve as the Reporting Persons' exit Schedule 13D.
- SIT FIXED INCOME ADVISORS II LLC /ADV: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 12,145,653; shared dispositive power 12,145,653; aggregate amount beneficially owned 12,145,653 (37.3% of the class)
  Comment: The Reporting Persons initially filed a Schedule 13G with respect to securities of the Issuer on 2/1/2018, and filed amendments thereto. Subsequently, the Reporting Persons' investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on 2/24/2026, and filed amendments thereto in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
  
  As of 9/29/2026 the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are transitioning back to a Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act, and this Amendment No. 10 will serve as the Reporting Persons' exit Schedule 13D.

## Item 1. Issuer
Name of issuer: ABERDEEN GOVERNMENT MARKETS INCOME FUND
Address of issuer's principal executive offices: 1900 MARKET STREET, SUITE 200, 1900 MARKET STREET, SUITE 200, PHILADELPHIA, PENNSYLVANIA, 19103.

## Item 2. Person Filing
Name of person filing:
Sit Investment Associates, Inc.
Sit Fixed Income Advisors II, LLC
Address of principal business office or, if none, residence:
80 South 8th Street, Suite 3300
Minneapolis, MN 55402
Citizenship:
Sit Investment Associates, Inc. Minnesota
Sit Fixed Income Advisors II, LLC Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See response to item 9 on each cover page
Percent of class: See response to item 11 on each cover page
Sole power to vote or to direct the vote: See response to item 5 on each cover page
Shared power to vote or to direct the vote: See response to item 6 on each cover page
Sole power to dispose or to direct the disposition: See response to item 7 on each cover page
Shared power to dispose or to direct the disposition:
See response to item 8 on each cover page.

The ownership percentages reported are based on 32,590,193 shares of common stock outstanding as of 5/31/2026, as reported in the Issuer's Report on Form N-CSRS filed with the Securities Exchange Commission.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. Sit Fixed Income Advisors II, LLC ("SFI") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 and a subsidiary of SIA. SIA and SFI provide investment management services to client accounts ("Accounts"). In their roles as investment advisers SIA and SFI possess shared voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA and SFI disclaim beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Except as may be indicated if this is a joint filing with a registered investment company managed by SIA or SFI, not more than 5% of the class of such securities is owned by any one Account subject to the investment advice of SIA or SFI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SIT INVESTMENT ASSOCIATES INC: Paul Rasmussen, Vice President (10/01/2026)
- SIT FIXED INCOME ADVISORS II LLC /ADV: Paul Rasmussen, Vice President (10/01/2026)